



March 6, 2007

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. Included in this package are:

1. Regulatory Announcement dated February 20, 2007 – "Notification of Major Interests in Shares".
2. Regulatory Announcement dated February 21, 2007 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
3. Regulatory Announcement dated February 21, 2007 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
4. Regulatory Announcement dated February 27, 2007 – "Board Appointment".
5. Regulatory Announcement dated February 28, 2007 – "Voting Rights and Capital".
6. Regulatory Announcement dated March 1, 2007 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	14:11 20-Feb-07
Number	5606R

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Micro Focus International plc Sedol B079W58
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Barclays PLC
4. Full name of shareholder(s) (if different from 3.):	Barclays Bank PLC Barclays Capital Services Ltd Barclays Global Investors Ltd Barclays Life Assurance Co Ltd Barclays Stockbrokers Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16 February 2007
6. Date on which issuer notified:	19 February 2007
7. Threshold(s) that is/are crossed or reached:	3% to 5%
8. Notified details:	

FILE NO. 82-34962

A: Voting rights attached to shares							
Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B079W581	9,461,298	9,461,298	10,349,923		10,349,923		5.18

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
10,349,923	5.18

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank PLC

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

FILE NO. 82-34962

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Geoff Smith (Barclays PLC)
15. Contact telephone number:	+44 20 7116 2913

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Barclays PLC
Contact address (registered office for legal entities)	1 Churchill Place, London, E14 5HP
Phone number	+44 20 7 116 2913
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	Jane Smithard (Micro Focus International plc)
Contact address	The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN
Phone number	+44 1635 565492

FILE NO. 82-34962

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Company Secretary

C: Additional information
Micro Focus International Plc received this notification from Barclays PLC and is disclosing this inforn

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FILE NO. 82-34962

Regulatory Announcement




Free annual report

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	15:57 21-Feb-07
Number	6475R

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR STUART MCGILL	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class)*, debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR STUART MCGILL	8	*State* the nature of the transaction DISPOSAL OF SHARES
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired NIL	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) NIL

FILE NO. 82-34962

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 48,500	12.	Percentage of issued *class* dispose (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.024%
13.	Price per *share* or value of transaction 256.1369 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 21 February 2007, London
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 191,500 ORDINARY SHARES (0.096%)	16.	Date issuer informed of transaction 21 February 2007
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	15:59 21-Feb-07
Number	6478R

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR GARY CROOK	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR GARY CROOK	8	*State* the nature of the transaction DISPOSAL OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired NIL	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) NIL

FILE NO. 82-34962

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 83,437	12.	Percentage of issued *clas* (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.042%
13.	Price per *share* or value of transaction 256.1369 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 21 February 2007, London
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 450,000 ORDINARY SHARES (0.225%)	16.	Date issuer informed of transaction 21 February 2007
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Board Appointment
Released	07:00 27-Feb-07
Number	8927R

Embargoed for 7.00 am 27 February 2007

Micro Focus International plc
Board appointment

Micro Focus International plc, ("Micro Focus", "the Company" or "the Group", LSE: MCRO.L), is pleased to announce that its Chief Operating Officer, Mike Shinya, has been appointed to the Board as Executive Director, with immediate effect.

Mike Shinya, who joined, Micro Focus in July 2006, will continue in his role as Chief Operating Officer.

Prior to joining Micro Focus, Mike had extensive senior management experience in the UK and overseas, including with IBM, Baan, SAS, Oracle and latterly as Chief Executive Officer of London-listed software and services business, Sherwood International plc.

Commenting on his appointment, Kevin Loosemore, Chairman, said:

"We are delighted to welcome Mike to the Board. He has made a valuable contribution in driving sales at Micro Focus and his extensive experience will further strengthen the Board, and support our continued emphasis on sales execution and operational excellence."

There are no other details to be disclosed in respect of the requirements of paragraph 9.6.13R of the Listing Rules of the UK Financial Services Authority.

Enquiries:

Micro Focus
Stephen Kelly, Chief Executive Officer
Nick Bray, Chief Financial Officer
Tel: +44 (0)1635 32646

Financial Dynamics
Harriet Keen
Haya Chelhot
Tel: +44 (0)20 7831 3113

END

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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Voting Rights & Capital
Released	12:19 28-Feb-07
Number	0335S

Micro Focus International plc

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Micro Focus International plc's capital consists of 199,916,551 ordinary shares with voting rights.

Therefore, the total number of voting rights in Micro Focus International plc is 199,916,551.

The above figure (199,916,551) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Micro Focus International plc under the FSA's Disclosure and Transparency Rules.

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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	10:46 01-Mar-07
Number	1193S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR MARK HAYNIE	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them VIDACOS NOMINEES LIMITED	8	*State* the nature of the transaction DISPOSAL OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired NIL	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) NIL

FILE NO. 82-34962

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 10,000	12.	Percentage of issued *class* (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.005%
13.	Price per *share* or value of transaction US$5 PER ORDINARY SHARE	14.	Date and place of transaction 23 FEBRUARY 2007, USA
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 36,250 ORDINARY SHARES (0.018%)	16.	Date issuer informed of transaction 27 FEBRUARY 2007
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

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